

02005154

ITED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 1989 |
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RECEIVED FEB 04 2002 143

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-23266 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ZACKS AND COMPANY

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 NORTH WACKER DRIVE, SUITE 300
(No. and Street)

| CHICAGO | ILLINOIS | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD MARKS (312) 630-9880 EXT. 161
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUPFERBERG, GOLDBERG & NEIMARK, LLC
(Name — *if individual, state last, first, middle name*)

| 225 NORTH MICHIGAN AVENUE, 11TH FLOOR | CHICAGO | ILLINOIS | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Richard Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zacks and Company, as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



"OFFICIAL SEAL"
CELINES COLON
Notary Public, State of Illinois
My Commission Expires Sept. 28, 2004


Notary Public

Signature

Financial and Operations Principal

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**ZACKS & COMPANY**

**STATEMENT OF FINANCIAL CONDITION**

**NOVEMBER 30, 2001**

(Filed Pursuant to Rule 17a-5(e)3 Under the
Securities Exchange Act of 1934)

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2001

## Table of Contents



## INDEPENDENT AUDITORS' REPORT

Board of Directors
Zacks & Company
Chicago, Illinois


Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave. 11th Floor

Chicago, Illinois 60601-7601

312.819.4300 FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International


We have audited the accompanying statement of financial condition of Zacks & Company as of November 30, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Zacks & Company as of November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

December 21, 2001

# ZACKS & COMPANY

## STATEMENT OF FINANCIAL CONDITION

## NOVEMBER 30, 2001

### ASSETS

| | |
|---|---|
| Cash and equivalents | $ 82,351 |
| Receivable from clearing broker | 3,006 |
| Receivable from employee, net of allowance of $50,000 | 46,756 |
| Receivable from stockholder | 22,563 |
| Prepaid expenses | 7,970 |
| Prepaid income taxes | 1,278 |
| **TOTAL ASSETS** | **$ 163,924** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Liabilities** | |
| Due to affiliate | $ 52,714 |
| Accounts payable | 9,200 |
| Total Liabilities | 61,914 |
| **Liabilities Subordinated to Claims of General Creditors** | 35,000 |
| **Stockholders' Equity** | |
| Common stock, no par-value; 1,000 shares authorized, issued and outstanding | 1,000 |
| Paid-in capital | 24,000 |
| Retained earnings | 42,010 |
| Total Stockholder's Equity | 67,010 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$ 163,924** |

See notes to financial statements.

# ZACKS & COMPANY

## NOTES TO STATEMENT OF FINANCIAL CONDITION

## NOVEMBER 30, 2001

### NOTE 1 - NATURE OF OPERATIONS

Zacks & Company (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company derives commission income from the sale of investment research that it purchases from Zacks Investment Research, Inc., an affiliate.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Income Recognition***

Income earned on commissions is recognized when research is sold to customers.

***Cash and Equivalents***

Cash and equivalents include money market funds.

***Use of Estimates***

The preparation of this statement of financial condition in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could vary from the estimates that were used.

### NOTE 3 - RELATED PARTY TRANSACTIONS

The Company purchases research from its affiliate. The purchase agreement allows the Company to defer payment for research until it receives payment from its customers. The Company also receives office space and related services from the affiliate at no cost.

### NOTE 4 - RECEIVABLE FROM STOCKHOLDER

The receivable from stockholder is due on demand and bears interest at fluctuating rates determined between the stockholder and the Company. The average interest rate for the year ended November 30, 2001 was 4.5%.

ZACKS & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2001

## NOTE 5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors are payable to an affiliate, bear no interest and mature on April 29, 2002. The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2001, the Company had net capital of $22,790, which was $17,790 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.72 to 1.